April 10, 2019

Brenda Dayton
Corporate Secretary
GOLDEN QUEEN MINING CO LTD
2300   1066 West Hastings Street
Vancouver, British Columbia V6E 3X2

       Re: GOLDEN QUEEN MINING CO LTD
           Preliminary Proxy Statement on Schedule 14A
           Filed March 22, 2019
           File No. 000-21777

Dear Ms. Dayton:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
                                                          Mining
cc:    Kenneth Sam, Esq.